Exhibit 99.1

Westport Fuel Systems Completes Sale of Non-Core Assets for Over $12 Million

~ Post-merger consolidation quickly underway; Customer programs to proceed on schedule ~

VANCOUVER, Aug. 1, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport") (TSX:WPT / Nasdaq:WPRT) announced initial post-merger actions targeted at consolidating operations and driving efficiencies while maintaining ability to deliver original equipment manufacturer ("OEM") customer programs on schedule. Included in these efforts is the sale of non-core assets that unlock invested capital without disrupting delivery of OEM customer programs. Specifically, the Company has completed the sale of its Michigan Tech Center assets located in Plymouth, Michigan for a total value of over $12 million. Of the total, $11.5 million was received in cash with the remaining to be received as in-kind strategic value including access to test cells, facility space and other supporting equipment.

The Michigan Tech Center has been the centre of excellence for Westport's enhanced spark ignited ("ESI") natural gas engine technology development programs. Westport has negotiated access rights to maintain and even accelerate development programs. The sale does not negatively impact other existing or future development programs and Westport will continue to have access to the test cells as needed.

"With the closing of the Fuel Systems merger, the Company has expanded its global footprint and we have already identified opportunities for synergies and greater operating efficiency," said Nancy Gougarty, CEO of Westport Fuel Systems. "This sale is just one example. I'd like to emphasize that the sale of the Michigan Tech Center assets does not in any way diminish our Company's commitment to our OEM customers in Michigan and elsewhere around the world. We look forward to continuing to work with our partners in the region for many years to come. We are pleased to have completed this sale and the proceeds will help improve our balance sheet."

Through the merger, Westport's Technical Centre facilities in North America doubled from two locations to four locations, including Plymouth, Michigan; Sterling Heights, Michigan; Kitchener, Ontario; and Vancouver, British Columbia. As part of the ongoing drive for efficiencies within the merged entities, Westport has begun evaluating and implementing consolidation activities.

In addition to the above sale, Westport has received additional proceeds from the sale of assets in Union City, Indiana and relocated its operations to Westport's existing operation in Dallas, Texas. Westport is committed to supporting all of its existing customers during this transition.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, the effect of reorganization and restructuring of our business, the ability to generate additional opportunities and synergies from the Fuel Systems merger, future rationalization of operations and reduction of overhead expenses, future use of and access to the referenced test cells,  Westport's expected actions, future sales of non-core assets and the benefits therefrom and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, ability to identify synergies, attractiveness of the corporation's assets in the market, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 01-AUG-16